As filed with the Securities and Exchange Commission on April 3, 1997
                                                   Registration Nos. 333-    -01
                                                                     333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                        --------------------------------

                                FB CAPITAL TRUST
                             FIDELITY BANCORP, INC.
           ----------------------------------------------------------
           (Exact Name of Registrants as Specified in their Charters)

        Delaware                                                                Requested
       Pennsylvania                                 6035                        25-1705405
---------------------------------        ---------------------------        --------------------
(States or Other Jurisdictions           (Primary Standard Industry           (I.R.S. Employer
of Incorporation or Organization)        Classification Code Number)        Identification Nos.)

               1009 Perry Highway, Pittsburgh, Pennsylvania 15237
                                 (412) 367-3300
    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrants' Principal Executive Offices)

                             Mr. William L. Windisch
                      President and Chief Executive Officer
                             Fidelity Bancorp, Inc.
               1009 Perry Highway, Pittsburgh, Pennsylvania 15237
                                 (412) 367-3300
--------------------------------------------------------------------------------
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                  Please send copies of all communications to:
Samuel J. Malizia, Esq.                        Ronald H. Janis, Esq.
John J. Spidi, Esq.                            PITNEY, HARDIN, KIPP & SZUCH
MALIZIA, SPIDI, SLOANE & FISCH, P.C.           P.O. Box 1945
1301 K Street, N.W., Suite 700 East,           Morristown, New Jersey 07962-1945
Washington, D.C. 20005

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [ ]

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box [ X ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Title of Each Class of                   Amount to be          Proposed         Proposed Maximum         Amount of
Securities Being Registered               Registered        Offering Price     Aggregate Offering    Registration Fee
                                                                                   Price(1)
------------------------------------------------------------------------------------------------------------------------
_____% Preferred Securities of FB Capital
Trust (1)                                  1,100,000            $10.00             $11,000,000           $3,333.33
_____% Junior Subordinated Debentures of
Fidelity Bancorp, Inc. (2)
Guarantee of Fidelity Bancorp, Inc. of
certain obligations under the Preferred
Securities (3)

------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee exclusive of accrued interest and dividends, if any.
(2) The Junior Subordinated Debentures will be purchased by FB Capital Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities upon the dissolution of the Trust and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Guarantee. Pursuant to Rule 457(n) under the Securities Act, no separate registration fee is payable for the Guarantee.

        The prospectus contained in this Registration Statement will be used in connection with the offering of the following securities: (1)______% Preferred Securities of FB Capital Trust; (2)______% Junior Subordinated Debentures of Fidelity Bancorp, Inc.; and (3) a Guarantee of Fidelity Bancorp, Inc. of certain obligations under the Preferred Securities.

        The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                  SUBJECT TO COMPLETION, DATED _________, 1997

                                     [LOGO]
                                   $10,000,000

                                FB Capital Trust

                           _____% Preferred Securities
                 (Liquidation Amount $10 per Preferred Security)
          fully and unconditionally guaranteed, as described herein, by

                             Fidelity Bancorp, Inc.

      The Preferred Securities offered hereby represent preferred undivided beneficial interests in the assets of FB Capital Trust, a statutory business trust created under the laws of the State of Delaware (the "Issuer Trust"). Fidelity Bancorp, Inc. (the "Company") will initially be the holder of all of the beneficial interests represented by common securities of the Issuer Trust (the "Common Securities" and, together with the Preferred

                                                        (Continued on next page)

Application will be made to include the Preferred Securities in Nasdaq's National Market. See "Risk Factors -- Absence of Market."

                            -----------------------

      See "Risk Factors" beginning on page __ hereof for certain information relevant to an investment in the Preferred Securities.

                            -----------------------

     THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

                            -----------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================
                                                    UNDERWRITING      PROCEEDS TO
                              PRICE TO PUBLIC(1)   COMMISSION (2)   ISSUER TRUST (3)(4)
-------------------------------------------------------------------------------------
Per Preferred Security......        $10.00              (4)              $10.00
-------------------------------------------------------------------------------------
Total(5)....................     $10,000,000            (4)            $10,000,000
=====================================================================================

(1)  Plus accrued Distributions, if any, from ____________, 1997.
(2) The Company and the Issuer Trust have each agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deduction of expenses payable by the Company estimated at $____________.
(4) In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures, the Company has agreed to pay to the Underwriter, as compensation for arranging the investment therein of such proceeds, $_____ per Preferred Security (or $_____ in the aggregate) and an advisory fee equal to 1% of the gross proceeds of the offering. See "Underwriting."
(5) The Company has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional $1,000,000 aggregate liquidation amount of the Preferred Securities on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public and Proceeds to Issuer Trust will be $11,000,000 and $11,000,000, respectively. See "Underwriting."

      The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by them, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust Company on or about ____________, 1997 against payment therefor in immediately available funds.

                                Ryan, Beck & Co.
                The date of this Prospectus is ____________, 1997

(cover page continued)

Securities, the "Trust Securities"). The Issuer Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in ____% Junior Subordinated Debentures (the "Junior Subordinated Debentures," and together with the Trust Securities, the "Securities") to be issued by the Company. The Junior Subordinated Debentures will mature on ____________, 2027 (the "Stated Maturity"). The Preferred Securities will have a preference under certain circumstances over the Common Securities with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of Preferred Securities -- Subordination of Common Securities."

      The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Preferred Securities will therefore settle in immediately available funds.

      Holders of the Preferred Securities will be entitled to receive preferential cumulative cash distributions accumulating from ____________, 1997 and payable quarterly in arrears on the 15th day of January, April, July and October of each year commencing ____________, 1997, at the annual rate of ____% of the Liquidation Amount of $10 per Preferred Security ("Distributions"). The Company has the right to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. No interest shall be due and payable during any Extension Period, except at the end thereof. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Company's capital stock or with respect to debt securities of the Company that rank pari passu in all respects with or junior to the Junior Subordinated Debentures. During an Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate) at the rate of ____% per annum, compounded quarterly, and holders of Preferred Securities will be required to accrue interest income for United States federal income tax purposes. See "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

      The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures and the Junior Subordinated Indenture (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all the Issuer Trust's obligations under the Preferred Securities as described below. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee -- Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Issuer Trust, as described herein (the "Guarantee"). See "Description of Guarantee." If the Company does not make payments on the Junior Subordinated Debentures held by the Issuer Trust, the Issuer Trust may have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Issuer Trust does not have sufficient funds to pay such Distributions. In such event, a holder of

Preferred Securities may institute a legal proceeding directly against the Company to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of Junior Subordinated Debentures -- Subordination") of the Company.

         The Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at Stated Maturity or, at the option of the Company, their earlier redemption in whole upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) and (ii) in whole or in part at any time on or after ____________, 2002 contemporaneously with the optional redemption by the Company of the Junior Subordinated Debentures in whole or in part. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after ____________, 2002, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of a Tax Event, Investment Company Event or Capital Treatment Event, in each case at a redemption price set forth herein, which includes the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption. The ability of the Company to exercise its rights to redeem the Junior Subordinated Debentures or to cause the redemption of the Preferred Securities prior to the Stated Maturity may be subject to prior regulatory approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Junior Subordinated Debentures -- Redemption" and "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution."

      The holders of the outstanding Common Securities have the right at any time to dissolve the Issuer Trust and, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, to cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in liquidation of the Issuer Trust. The ability of the Company, as holder of the Common Securities, to dissolve the Issuer Trust may be subject to prior regulatory approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution."

      In the event of the dissolution of the Issuer Trust, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, subject to certain exceptions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution."

     The Junior Subordinated Debentures are unsecured and subordinated to all Senior Indebtedness of the Company. See "Description of Junior Subordinated Debentures -- Subordination."

     Prospective purchasers must carefully consider the information set forth in "Certain ERISA Considerations."

      THE JUNIOR SUBORDINATED DEBENTURES ARE DIRECT AND UNSECURED OBLIGATIONS OF THE COMPANY, DO NOT EVIDENCE DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

                                       MAP




      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

--------------------------------------------------------------------------------

                                     SUMMARY

      The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriter (as defined herein) will not exercise its over-allotment option.

                             FIDELITY BANCORP, INC.

      The Company, a Pennsylvania corporation, is a bank holding company headquartered in Pittsburgh, Pennsylvania with one subsidiary, Fidelity Savings Bank (the "Bank"), a Pennsylvania - chartered savings bank. At December 31, 1996, the Company had total assets of $320.3 million, total deposits of $233.6 million and total stockholders' equity of $23.1 million. The Bank's deposits are federally insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Company's principal business is to serve as a holding company for the Bank. As a bank holding company, the Company is regulated by the Federal Reserve.

      The Company formed in 1993 pursuant to a reorganization by the Bank into the holding company form of organization. The Bank was chartered in 1927.

      The Bank is a community oriented savings bank which has traditionally offered a variety of savings deposit products to its retail customers. The Bank has historically concentrated its lending primarily on real estate loans secured by one-to-four family properties. Loans secured by one-to four-family residences were $81.5 million or 50.9% of total loans receivable at December 31, 1996. To a lesser extent, the Bank originates other loans secured by commercial real estate, installment loans (primarily home equity and other consumer loans), commercial business loans and construction loans. Commercial real estate loans totaled $19.7 million or 12.2% of total loans receivable, installment loans totaled $36.5 million or 22.8% of total loans receivable and construction and commercial business loans totaled $18.1 million or 11.3% of total loans receivable at December 31, 1996. The Bank also has a securities portfolio primarily consisting of U.S. Treasury and Federal government agency obligations and mortgage-backed securities. Investment securities amounted to $53.6 million or 16.7% and mortgage-backed securities amounted to $100.4 million or 31.3% of the Bank's total assets at December 31, 1996.

      As part of its business strategy, the Bank has expanded its installment and commercial business loan portfolios in recent years. The Bank's operating strategy includes maintaining its focus as a single family lender, while expanding its portfolio of installment loans and small business commercial loans. This strategy is designed to improve the interest rate margins of the Bank and to decrease its interest rate sensitivity. However, consumer and commercial lending entails different and additional credit risks when compared to residential mortgage lending. In particular, commercial loans typically involve larger loan balances to single borrowers than residential loans and payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business.

      Operating characteristics of the Bank in recent years include the following:

o Capital. The Company and the Bank exceed all applicable minimum regulatory capital requirements. At December 31, 1996, the Company had Tier 1 risk-based, total risk-based and Tier 1 leverage capital ratios of 15.10%, 16.15%, and 7.38%, respectively, as compared to the minimum requirements of 4.0%, 8.0% and 4.0%, respectively.

o Profitability. The Company had net income of $623,000 and $413,000 for the three months ended December 31, 1996 and 1995, respectively. Net income was $1.3 million, $1.5 million, and $2.4 million for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. Return on average assets, excluding a $1.5 million pre-tax charge in 1996 relating to the SAIF one-time special assessment, and excluding income tax benefit of $530,000 in 1994 relating to a cumulative effect of change in accounting principle, was .73%, .54%, and .68%, for the years ended September 30, 1996, 1995 and 1994, respectively. The annualized return on average assets was .78% and .58%, for the three months ended December 31, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

o Asset Quality. Management of the Bank believes that good asset quality is the key to long term financial strength and, as a result, the Bank's investments are intended to maintain asset quality and control credit risk. At December 31, 1996, one-to-four family residential loans comprised $81.5 million, or 25.4% of total assets and investment and mortgage-backed securities were $154.0 million, or 48.1% of total assets. At December 31, 1996, total non-performing assets were $1.4 million, or .42% of total assets.

o Operating Efficiency. The Company's ratio of noninterest expenses to average assets was 2.18% and 2.20% for the years ended September 30, 1996 and 1995, respectively, excluding the SAIF one-time special assessment. For the quarter ended December 31, 1996 noninterest expenses to average assets was 2.00%. The Company's efficiency ratio (noninterest expenses, excluding the SAIF one-time special assessment, divided by the sum of net interest income and noninterest income) was 60.3% for the quarter ended December 31, 1996, 66.1% for fiscal 1996 and 71.2% for fiscal 1995.

      The executive office of the Company is located at 1009 Perry Highway, Pittsburgh, Pennsylvania 15237 and its telephone number is (412) 367-3300.

                                FB CAPITAL TRUST

     The Issuer Trust is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of April 1, 1997, executed by the Company, as Depositor, Bankers Trust Company, as Property Trustee and Bankers Trust (Delaware), as Delaware Trustee, and (ii) the filing of a Certificate of Trust with the Delaware Secretary of State on April 1, 1997. Such initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement"), as of the date the Preferred Securities are initially issued. Two individuals will be selected by the holder of the Common Securities to act as administrators with respect to the Issuer Trust (the "Administrators"). The Company, while holder of the Common Securities, intends to select two individuals who are employees or officers of or affiliated with the Company to serve as Administrators. The Issuer Trust's business and affairs are conducted by its Property Trustee, Delaware Trustee, and two Administrators. The Issuer Trust exists for the exclusive purposes of (i) issuing and selling the Preferred Securities and Common Securities, (ii) using the proceeds from the sale of Preferred Securities and Common Securities to acquire the Junior Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Preferred Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of the Issuer Trust and payments under the Junior Subordinated Debentures will be the sole revenue of the Issuer Trust. All of the Common Securities will be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default under the Trust Agreement resulting from an Event of Default under the Indenture, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Company will acquire Common Securities representing an aggregate liquidation amount equal to 3% of the total capital of the Issuer Trust. The Issuer Trust has a term of 31 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of the Issuer Trust is 1009 Perry Highway, Pittsburgh, Pennsylvania 15237, and its telephone number is (412) 367-3300.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 THE OFFERING

Securities Offered.....................  The ____% Preferred Securities represent preferred undivided beneficial interests in the Issuer Trust's
                                         assets, which will consist solely of the Junior
                                         Subordinated Debentures.  The Issuer Trust has
                                         granted the Underwriter an option, exercisable within
                                         30 days after the date of this Prospectus, to purchase
                                         up to an additional 100,000 Preferred Securities at
                                         the offering price, solely to cover over-allotments, if
                                         any.

Offering Price.........................  $10 per Preferred Security (Liquidation Amount
                                         $10), plus accumulated Distributions, if any, from
                                         ____________, 1997.

Distributions..........................  The distributions payable on each Preferred Security will be fixed at a rate per annum of ____% of the
                                         stated liquidation amount per Preferred Security, will
                                         be cumulative, will accrue from ____________,
                                         1997, the date of issuance of the Preferred
                                         Securities, and will be payable quarterly in arrears
                                         on the 15th day of January, April, July and October
                                         of each year, commencing ____________, 1997.
                                         See "Description of Preferred Securities --
                                         Distributions."

Junior Subordinated Debentures.........  The Issuer Trust will invest the proceeds from the issuance of the Preferred Securities and Common
                                         Securities in an equivalent amount of ____% Junior
                                         Subordinated Debentures of the Company.  The
                                         Junior Subordinated Debentures will mature on
                                         ____________, 2027.  The Junior Subordinated
                                         Debentures will rank subordinate and junior in right
                                         of payment to all Senior Indebtedness of the
                                         Company.  In addition, the Company's obligations
                                         under the Junior Subordinated Debentures will be
                                         structurally subordinated to all existing and future
                                         liabilities and obligations of its subsidiaries.


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

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



Guarantee..............................  Under the terms of the Guarantee, the Company has guaranteed the payment of Distributions and
                                         payments on liquidation or redemption of the
                                         Preferred Securities, but only in each case to the
                                         extent of funds held by the Issuer Trust described
                                         herein.  The Company and the Issuer Trust believe
                                         that the obligations of the Company under the
                                         Guarantee, the Trust Agreement, the Junior
                                         Subordinated Debentures and the Junior Subordinated
                                         Indenture taken together, fully, irrevocably and
                                         unconditionally guarantee all of the Issuer Trust's
                                         obligations relating to the Preferred Securities.  The
                                         obligations of the Company under the Guarantee and
                                         the Preferred Securities are subordinate and junior in
                                         right of payment to all Senior Indebtedness.  See
                                         "Description of Guarantee."

Right to Defer Interest Payments.......  The Company has the right, at any time, to defer payments of interest on the Junior Subordinated
                                         Debentures for a period not exceeding 20
                                         consecutive quarters; provided that no Extension
                                         Period may extend beyond the Stated Maturity of the
                                         Junior Subordinated Debentures.  As a consequence
                                         of the Company's extension of the interest payment
                                         period, quarterly Distributions on the Preferred
                                         Securities will be deferred (though such Distribution
                                         would continue to accrue with interest thereon
                                         compounded quarterly, since interest will continue to
                                         accrue and compound on the Junior Subordinated
                                         Debentures during any such Extension Period).
                                         During an Extension Period, the Company will be
                                         prohibited, subject to certain exceptions described
                                         herein, from declaring or paying any cash
                                         distributions with respect to its capital stock or debt
                                         securities that rank pari passu with or junior to the
                                         Junior Subordinated Debentures.  Upon the
                                         termination of any Extension Period and the payment
                                         of all amounts then due, the Company may
                                         commence a new Extension Period, subject to the
                                         foregoing requirements.  See "Description of Junior
                                         Subordinated Debentures -- Option to Extend Interest
                                         Payment Period."

                                         Should  an  Extension   Period   occur,
                                         Preferred    Security    holders   will
                                         continue  to  include  interest  income
                                         (and   de   minimis    original   issue
                                         discount,  if any)  for  United  States
                                         income  tax   purposes.   See  "Certain
                                         Federal  Income  Tax   Consequences  --
                                         Interest   Income  and  Original  Issue
                                         Discount."

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

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

Redemption.............................  The Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, at the Stated
                                         Maturity upon repayment of the Junior Subordinated
                                         Debentures, (ii) in whole, but not in part,
                                         contemporaneously with the optional redemption at
                                         any time by the Company of the Junior Subordinated
                                         Debentures upon the occurrence and continuation of
                                         a Tax Event, Investment Company Event or Capital
                                         Treatment Event and (iii) in whole or in part at any
                                         time on or after ____________, 2002,
                                         contemporaneously with the optional redemption by
                                         the Company of the Junior Subordinated Debentures
                                         in whole or in part, in each case at the applicable
                                         Redemption Price.  See "Description of Preferred
                                         Securities -- Redemption."


Liquidation of the Issuer Trust........  The Company, as holder of the Common Securities, has the right at any time to dissolve the Issuer Trust
                                         and cause the Junior Subordinated Debentures to be
                                         distributed to holders of Preferred Securities in
                                         liquidation of the Issuer Trust, subject to the
                                         Company having received prior approval of the
                                         Federal Reserve to do so if then required under
                                         applicable capital guidelines or policies of the
                                         Federal Reserve.  See "Description of Preferred
                                         Securities -- Liquidation Distribution Upon
                                         Dissolution."


Voting Rights..........................  Generally, the holders of the Preferred Securities will not have any voting rights.  See "Description of
                                         Preferred Securities -- Voting Rights" and "Risk
                                         Factors -- Limited Voting Rights."

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
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

Use of Proceeds........................  The proceeds from the sale of the Preferred
                                         Securities offered hereby will be used by the Issuer
                                         Trust to purchase the Junior Subordinated
                                         Debentures issued by the Company.  The proceeds
                                         received by the Company from the sale of the Junior
                                         Subordinated Debentures may be used to contribute
                                         capital through investments in or advances to the
                                         Bank.  The remainder of the proceeds will be held
                                         by the Company and may be used to repurchase
                                         stock and other general corporate purposes as well as
                                         to meet debt service obligations of the Company
                                         under the Junior Subordinated Debentures.  The
                                         Trust Securities will qualify as Tier 1 or core capital
                                         of the Company, subject to the 25% Capital
                                         Limitation (as defined herein), under the risk-based
                                         capital guidelines of the Federal Reserve.  The
                                         portion of the Trust Securities that exceeds the 25%
                                         Capital Limitation will qualify as Tier 2 or
                                         supplementary capital of the Company.  See "Use of
                                         Proceeds."

ERISA Considerations...................  Prospective purchasers should consider the information set forth under "Certain ERISA
                                         Considerations."

Nasdaq National Market Symbol..........  Application has been made to have the Preferred
                                         Securities approved for quotation on the Nasdaq
                                         National Market under the symbol "FSBIP."

                                  RISK FACTORS

      Prospective investors should carefully consider the matters set forth under "Risk Factors," beginning on page __.

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

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                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following summary information regarding the Company should be read in conjunction with the consolidated financial statements of the Company and notes. Consolidated historical financial and other data regarding the Company at or for the three months ended December 31, 1996 and 1995 have been prepared by the Company without audit and may not be indicative of results on an annualized basis or any other period. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.

                                     At or
                               for the Three Months
                               Ended December 31,      At or for the Fiscal Years Ended September 30,
                               ------------------      ----------------------------------------------
                                  1996      1995         1996   1995       1994      1993      1992(3)
                                  ----      ----         ----   ----       ----      ----      ----

Operating Data                            (Dollars in Thousands, except per share amounts)

Interest income..............    $5,603    $4,919   $ 20,986   $ 19,047  $ 17,652  $ 18,515   $ 19,258

Interest expense.............     3,152     2,878     11,832     11,059     9,435     9,982     12,084
                                  -----     -----    -------    -------   -------   -------    -------

Net interest income before
provision for loan losses....     2,451     2,041      9,154      7,988     8,217     8,533      7,174

Provision for loan losses....       115        30        270        230       360       655        483
                                -------   -------    -------    -------   -------   -------    -------

Net interest income after
provision for loan losses....     2,336     2,011      8,884      7,758     7,857     7,878      6,691

Gain (loss) on sale of
investments and mortgage-
backed securities, net.......        (2)      (12)         27       (57)       79       751        312

Gain on sale of loans........         2         2         17         18        24        57         47

Service fees and other income       184       156        688        643       524       569        462

SAIF assessment..............        --        --      1,537         --        --        --         --

Operating expenses...........     1,590     1,564      6,536      6,119     5,617      5,650     5,180
                                  -----     -----     ------    -------   -------    -------   -------

Income before income tax
provision and cumulative
effect of change in
accounting principle.........       930       593      1,543      2,243     2,867     3,605      2,332

Income tax provision.........       307       180        226        728     1,025     1,411      1,010
                                    ---       ---    -------    -------   -------   -------    -------

Net income before cumulative
effect of change in
accounting principle(4)......       623       413      1,317      1,515     1,842     2,194      1,322

Cumulative effect of change
in accounting principle......        --        --         --         --       530        --         --
                                 ------   -------    -------    -------   -------   -------    -------

Net income(4)................  $    623  $    413     $1,317   $  1,515  $  2,372  $  2,194   $  1,322
                                =======   =======      =====    =======   =======   =======    =======

Financial Condition Data

Total assets.................  $320,336  $287,465   $317,874   $281,810  $273,564  $267,205   $252,923

Loans, net...................   153,509   125,780    151,263    120,904   112,647   106,585    106,407

Mortgage-backed
securities (1)...............   100,391    96,330     93,738    101,511   112,236   120,033     96,705

Investment securities and
other earning assets(2)......    53,593    52,795     59,302     46,523    37,607    30,487     39,910

Savings deposits.............   233,642   245,548    234,276    244,083   228,304   234,091    233,979

Advances from FHLB and other
borrowings...................    60,805    15,850     57,143     13,092    22,601    12,309         --

Stockholders' equity --
substantially restricted....     23,135    22,741     21,778     22,132    20,646    18,544     16,589

Number of full service
offices.....................          8         8          8          8         8         9          9

--------------------------------------------------------------------------------

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
                               At or for the
                            Three Months Ended                 At or for the Fiscal Years Ended
                              December 31,(7)                            September 30,
                           --------------------     -----------------------------------------------------

                             1996        1995        1996        1995        1994        1993        1992
                             ----        ----        ----        ----        ----        ----        ----
Per Share Data

Primary earnings (4)(5).      $.44        $.30        $.94       $1.09       $1.71       $1.59         $.98

Book value..............     16.75       16.70       15.86       16.28       15.30       13.88        12.43

Performance Ratios

  Return on average
    assets (4)(5).......       .78%        .58%        .44%        .54%        .87%        .84%         .54%

  Return on average
    equity(4)(5)........     10.93        7.33        5.96        7.13       12.02       12.41         8.31

  Net yield on interest-
    earning assets......      3.34        3.17        3.33        3.08        3.18        3.38         3.04

Asset Quality Ratios

  Non-performing loans
   to total loans.......       .85         .36         .73         .25        1.10        1.16         1.55

  Non-performing assets
   to total loans and
   other real
   estate owned.........       .85        1.12         .97        1.07        1.48        1.46         1.74

  Net charge-offs to
    average total loans.       .01         .07         .12         .11         .14         .46          .11

  Total allowance for
   loan losses to total
   non-performing loans.    120.00      290.04      132.12      458.01      104.06       86.98        57.41


Capital Ratios

  Equity to assets......      7.22        7.91        6.85        7.85        7.55        6.94         6.56

  Tier 1 risk-based
    capital ratio.......     15.10       15.88       14.85       15.83       15.01       15.15        13.05

  Total risk-based
    capital ratio.......     16.15       16.87       15.84       16.87       16.01       16.11        13.87

  Leverage ratio........      7.38        7.76        7.64        7.76        7.42        6.77         6.33

Ratios of Earnings to
Fixed Charges (6)

  Including interest
    on deposits(4)......      1.30 x      1.21 x      1.13 x      1.20 x      1.30 x      1.36 x       1.19 x

  Excluding interest
    on deposits(4)......      2.18 x      3.88 x      1.88 x      3.08 x      5.16 x     14.92 x      11.01 x

-----------------------
(1) Consists of mortgage-backed securities classified as investments held-to-maturity and available-for-sale.
(2) Consists of interest-bearing deposits, investments securities classified as investments held-to-maturity and available-for-sale, and Federal Home Loan Bank stock.
(3) Fiscal 1992 data reflects the purchase of three branches offices during the year.
(4) Fiscal 1996 operating results include the effect of a one-time pre-tax payment to recapitalize the Savings Association Insurance Fund of $1.5 million. Exclusive of the special assessment, net income would have been approximately $2.2 million; primary earnings per share would have been $1.56; return on average assets would have been .73%; and return on average equity would have been 9.88%. The ratio of earnings to fixed charges including deposits would have been 1.26x and 2.75x excluding deposits.
(5) Fiscal 1994 operating results include the cumulative effect of change in accounting principle related to accounting for income taxes of $530,000. Exclusive of the change primary earnings per share would have been $1.33; return on average assets would have been .68%; and return on average equity would have been 9.33%.
(6) The consolidated ratio of earnings to fixed charges has been computed by dividing income before income taxes, cumulative effect of change in accounting principle and fixed charges by fixed charges. Fixed charges, including interest on deposits, include all interest expense. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) on notes, federal funds purchased and securities sold under agreements to repurchase, and other funds borrowed. There were no amortization of notes and debentures expense nor any portion of net rental expense which was deemed to be equivalent to interest on debt.
(7)  Ratios are annualized where appropriate.

                                  RISK FACTORS

      In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Preferred Securities offered by this Prospectus. An investment in the Preferred Securities involves a high degree of risk. Certain statements in this Prospectus and documents incorporated herein by reference are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's current expectations. To the extent any of the information contained in this Prospectus constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act, the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

RISK FACTORS RELATING TO THE OFFERING

Preferred Securities Rank Junior to Unlimited Senior Indebtedness

      The obligations of the Company under the Guarantee issued by the Company for the benefit of the holders of Preferred Securities and under the Junior Subordinated Debentures are subordinate and junior in right of payment to all Senior Indebtedness. None of the Junior Subordinated Indenture, the Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by the Company. See "Description of Guarantee -- Status of the Guarantee" and "Description of Junior Subordinated Debentures -- Subordination."

      The ability of the Issuer Trust to pay amounts due on the Preferred Securities is solely dependent upon the Company's making payments on the Junior Subordinated Debentures as and when required.

Option to Extend Interest Payment Period; Tax Consequences

      So long as no Event of Default (as defined in the Junior Subordinated Indenture) has occurred and is continuing with respect to the Junior Subordinated Debentures (a "Debenture Event of Default"), the Company has the right under the Junior Subordinated Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures -- Debenture Events of Default." As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Issuer Trust will be deferred during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon during any Extension Period at the rate of ____% per annum, compounded quarterly from the relevant payment date for such Distributions, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Additional Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. The term "Distribution" as used herein shall include any such additional Distributions. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock,
(c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of ____%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above conditions. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Issuer Trustees notice of its election to begin an Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Preferred Securities would have been payable but for the election to begin such Extension Period and (ii) the date the Property Trustee is required to give notice to holders of the Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee will give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of Preferred Securities -- Distributions" and "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period."

      Should an Extension Period occur, a holder of Preferred Securities will continue to accrue income (in the form of original issue discount ("OID")) for United States federal income tax purposes in respect of its pro rata share of the Junior Subordinated Debentures held by the Issuer Trust, which will include a holder's pro rata share of both the stated interest and de minimis OID, if any, on the Junior Subordinated Debentures. As a result, a holder of Preferred Securities will include such OID in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Issuer Trust if the holder disposes of the Preferred Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount" and "-- Sales of Preferred Securities."

      The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should the Company elect to exercise such right in the future, the market price of the Preferred Securities is likely to be affected. A holder that disposes of his, her or its Preferred Securities during an Extension Period, therefore, might not receive the same return on his, her or its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities (which represent preferred undivided beneficial interests in the assets of the Issuer Trust) may be more volatile than the market prices of other securities on which original issue discount or interest accrues that are not subject to such deferrals.

Tax Event, Investment Company Event or Capital Treatment Event Redemption

      Upon the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event, the Company has the right to redeem the Junior Subordinated Debentures in whole, but not in part, at any time within 90 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event and thereby cause a mandatory redemption of the Preferred Securities. Any such redemption shall be at a price equal to the liquidation amount of the Preferred Securities, together with accumulated Distributions to but excluding the date fixed for redemption. The ability of the Company to exercise its rights to redeem the Junior Subordinated Debentures prior to the Stated Maturity may be subject to prior regulatory approval by the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Junior Subordinated Debentures -- Redemption" and "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution."

      A "Tax Event" means the receipt by the Issuer Trust of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that (i) the Issuer Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the delivery of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) the Issuer Trust is, or will be within 90 days of the delivery of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

      See "-- Possible Tax Law Changes Affecting the Preferred Securities" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to ____________, 2002.

      "Investment Company Event" means the receipt by the Issuer Trust of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Issuer Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Preferred Securities.

      A "Capital Treatment Event" means the reasonable determination by the Company that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) except as otherwise restricted under the 25% Capital Limitation (as defined herein), for purposes of the risk-based capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company.

Exchange of Preferred Securities for Junior Subordinated Debentures

      The holders of all the outstanding Common Securities have the right at any time to dissolve the Issuer Trust and, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in liquidation of the Issuer Trust. The ability of the Company, as holder of the Common Securities, to dissolve the Issuer Trust may be subject to prior regulatory approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution."

      Under current United States federal income tax law and interpretations and assuming, as expected, that the Issuer Trust will not be taxable as a corporation, a distribution of the Junior Subordinated Debentures upon a liquidation of the Issuer Trust will not be a taxable event to holders of the Preferred Securities. However, if a Tax Event were to occur that would cause the Issuer Trust to be subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, a distribution of the Junior Subordinated Debentures by the Issuer Trust would be a taxable event to the Issuer Trust and the holders of the Preferred Securities. See "Certain Federal Income Tax Consequences -- Distribution of Junior Subordinated Debentures to Securityholders."

Rights Under the Guarantee

       The Guarantee guarantees to the holders of the Preferred Securities the following payments, to the extent not paid by or on behalf of the Issuer Trust:
(i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Issuer Trust has funds on hand available therefor at the payment date, (ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Issuer Trust has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Issuer Trust (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Issuer Trust has funds on hand available therefor at such time, and (b) the amount of assets of the Issuer Trust remaining available for distribution to holders of the Preferred Securities on liquidation of the Issuer Trust. The Guarantee is subordinated as described under "-- Preferred Securities Rank Junior to Unlimited Senior Indebtedness" and "Description of Guarantee -- Status of the Guarantee." The holders of not less than a majority in aggregate Liquidation Amount of the outstanding Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Issuer Trust, the Guarantee Trustee or any other person or entity.

      If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Issuer Trust may lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, if a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay any amounts payable in respect of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of any amounts payable in respect of such Junior
Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Junior Subordinated Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities," "-- Debenture Events of Default" and "Description of Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Junior Subordinated Indenture.

Limited Voting Rights

      Holders of Preferred Securities will have no voting rights except in limited circumstances relating generally to the modification of the Preferred Securities and the Guarantee and the exercise of the Issuer Trust's rights as holder of Junior Subordinated Debentures. Holders of Preferred Securities will not be entitled to appoint, remove or replace the Property Trustee or the Delaware Trustee except upon the occurrence of certain events specified in the Trust Agreement. The Property Trustee and the holders of all the Common Securities may, subject to certain conditions, amend the Trust Agreement without the consent of holders of Preferred Securities to cure any ambiguity or make other provisions not inconsistent with the Trust Agreement or to ensure that the Issuer Trust (i) will not be taxable as a corporation for United States federal income tax purposes, or (ii) will not be required to register as an "investment company" under the Investment Company Act. See "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement" and "-- Removal of Issuer Trustees; Appointment of Successors."

Absence of Market

      The Preferred Securities are a new issue of securities with no established trading market. Application has been made to list the Preferred Securities in the Nasdaq National Market, but one of the requirements for listing and continued listing is the presence of two market makers for the Preferred Securities. The Company and the Issuer Trust have been advised by Ryan, Beck & Co. ("Ryan, Beck") that it intends to make a market in the Preferred Securities. However, Ryan, Beck is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of Ryan, Beck. Moreover, there can be no assurance of a second market maker for the

Preferred Securities. Accordingly, no assurance can be given as to the development or liquidity of any market for the Preferred Securities.

Market Prices

      There can be no assurance as to the market prices for Preferred Securities, or the market prices for Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a liquidation of the Issuer Trust occurs. Accordingly, the Preferred Securities or the Junior Subordinated Debentures that a holder of Preferred Securities may receive on liquidation of the Issuer Trust may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby and holders may experience difficulty reselling them or may be unable to sell them at all. Because holders of Preferred Securities may receive Junior Subordinated Debentures on termination of the Issuer Trust, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein. See "Description of Junior Subordinated Debentures."

Possible Tax Law Changes Affecting the Preferred Securities

      On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the revenue provisions of those proposals would generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If enacted as proposed by the President, this provision would be effective for instruments issued on or after the date of first action by a Congressional committee with respect to the proposal. It is not clear from the President's proposals as to what constitutes Congressional "committee action" with respect to this proposal. If the provision were to apply to the Junior Subordinated Debentures, the
Company would be unable to deduct interest on the Junior Subordinated Debentures. There can be no assurance, however, that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities before ____________, 2002. See "Description of Junior Subordinated Debentures -- Redemption" and "Description of Preferred Securities -- Redemption." See also "Certain Federal Income Tax Consequences -- Possible Tax Law Changes." Under current law, the Company will be able to deduct interest on the Junior Subordinated Debentures.

RISK FACTORS RELATING TO THE COMPANY

Potential Impact of Changes in Interest Rates

      The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. At September 30, 1996 and December 31, 1996, the Company had a one year cumulative negative gap of 17.0% and 18.2%, respectively. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment.

      The Bank has undertaken a program to enhance the origination of consumer, commercial real estate and commercial business loans in an effort to maintain or improve its interest rate margins and shorten the maturity of its asset portfolio. Management may be unsuccessful in originating additional qualified consumer loans, commercial real estate or commercial business loans and in that case will resort to the purchase of investment securities with lower yield. The failure to reprice maturing assets at equal or greater yield could result in lower interest rate margins and lower net income.

      A significant increase in the level of interest rates may also have an adverse effect on the ability of certain of the Bank's borrowers to repay their loans.

Fluctuations in Stockholders' Equity

      In addition to affecting interest income and expense, changes in interest rates also can affect the value of the Company's investment and mortgage backed securities and the ability to realize gains from the sale of such assets which are included as available-for-sale. Generally, the value of fixed rate instruments fluctuate inversely with changes in interest rates. Increases in interest rates generally result in decreases in the carrying value of interest-earning assets which are classified as available-for-sale, which could adversely affect the Company's results of operations if sold by the Company or the Company's stockholders' equity if retained by the Company as a result of Statement of Financial Accounting Standards ("SFAS") No. 115.

      The Company held investment securities for available-for-sale with a market value of $50.9 million and an amortized cost of $51.1 million at September 30, 1996. The market value and the amortized cost of the mortgage-backed securities available-for-sale portfolio was $62.5 million and $64.0 million, respectively, at September 30, 1996. Debt and equity securities which are classified as "available-for-sale" are carried at fair value. Unrealized gains and losses, net of income tax effect, are recorded as a separate component of stockholders' equity and are excluded from income. As a result, if market rates should increase in the future, then the market value of the Company's securities available- for-sale is likely to decrease, which will have an adverse effect upon the Company's stockholders' equity, and conversely, a decrease in interest rates will likely cause an increase in the Company's stockholders' equity.

Source of Funds

      The Company is a legal entity separate and distinct from the Bank, although the principal source of the Company's funds to satisfy its obligations is dividends from the Bank. The ability of the Company to pay the interest on, and principal of, the Junior Subordinated Debentures will be significantly dependent on the ability of the Bank to pay dividends to the Company in amounts sufficient to service the Company's debt obligations. Payment of dividends by the Bank is restricted by various legal and regulatory limitations based upon the Bank's regulatory capital levels and net income.

      The right of the Company to participate in the assets of any subsidiary upon the latter's liquidation, reorganization or otherwise (and thus the ability of the holders of Preferred Securities to benefit indirectly from any such distribution) will be subject to the claims of the subsidiaries' creditors, which will take priority except to the extent that the Company may itself be a creditor with a recognized claim. As of December 31, 1996, the Company's subsidiaries had indebtedness and other liabilities of approximately $297.2 million.

Competition

      The banking business is highly competitive. In its primary market area, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. The Bank's primary competitors have substantially greater resources and lending limits than the Bank and may offer certain services, such as trust services, that the Bank does not provide. The market for attracting savings deposits and/or originating loans is very competitive which may limit the ability of the Bank to originate loans and attract savings which provide a desirable interest rate margin. The profitability of the Company depends upon the Bank's ability to compete in its primary market area.

                                FB CAPITAL TRUST

      The Issuer Trust is a statutory business trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on April 1, 1997. The Issuer Trust will be governed by an Amended and Restated Trust Agreement among the Company, as Depositor, Bankers Trust (Delaware), as Delaware Trustee, and Bankers Trust Company, as Property Trustee (together with the Delaware Trustee, the "Issuer Trustees"). Two individuals will be selected by the holder of the Common Securities to act as administrators with respect to the Issuer Trust (the "Administrators"). The Company, while holder of the Common Securities, intends to select two individuals who are employees or officers of or affiliated with the Company to serve as the Administrators. See "Description of Preferred Securities -- Miscellaneous." The Issuer Trust exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debentures and (iii) engaging in only those other activities necessary, convenient or incidental thereto (such as registering the transfer of the Trust Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of the Issuer Trust, and payments under the Junior Subordinated Debentures will be the sole source of revenue of the Issuer Trust.

      All the Common Securities will initially be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuation of a Debenture Event of Default arising as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, the rights of the holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of Preferred Securities -- Subordination of Common Securities." The Company will acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of the Issuer Trust. The Issuer Trust has a term of 31 years, but may terminate earlier as provided in the Trust Agreement. The address of the Delaware Trustee is Bankers Trust

(Delaware), 1001 Jefferson Street, Wilmington,  Delaware 19801, telephone number
(302) 576-3301. The address of the Property Trustee, the Guarantee Trustee and the Debenture Trustee is Bankers Trust Company, Four Albany Street, 4th Floor, New York, New York 10006, telephone number (212) 250-2500.

                                 USE OF PROCEEDS

      All the proceeds to the Issuer Trust from the sale of the Preferred Securities will be invested by the Issuer Trust in the Junior Subordinated Debentures. The proceeds from the sale of the Preferred Securities are expected to qualify as Tier 1 or core capital with respect to the Company under the guidelines established by the Federal Reserve, however capital received from the proceeds of the sale of the Preferred Securities cannot constitute more than 25% of the total Tier 1 capital of the Company (the "25% Capital Limitation"). Amounts in excess of the 25% Capital Limitation will constitute Tier 2 or supplementary capital of the Company. The net proceeds to the Company from the sale of the Junior Subordinated Debentures are estimated to be approximately $______ million ($ _____ million if the Underwriter's over-allotment option is exercised in full). A portion of the net proceeds to be received by the Company from the sale of the Junior Subordinated Debentures may be used to make capital contributions through investments in or advances to the Bank. The remainder of the proceeds will be retained by the Company and may be used to repurchase stock and for other general corporate purposes as well as to meet debt service obligations of the Company pursuant to the Junior Subordinated Debentures. Pending such use, the net proceeds may be temporarily invested in short-term obligations. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and its subsidiaries and the availability of other funds.

                                 CAPITALIZATION

      The following table sets forth (i) the consolidated capitalization of the Company at December 31, 1996, (ii) the consolidated capitalization of the Company giving effect to the issuance of the Preferred Securities hereby offered by FB Capital Trust and application by the Company of the net proceeds from the corresponding sale of the Junior Subordinated Debentures to FB Capital Trust as if the sale of the Preferred Securities had been consummated on December 31, 1996, and assuming the Underwriter's over-allotment was not exercised, and (iii) the actual and pro forma capital ratios of the Company.


                                                                (Unaudited)
                                                                         As Adjusted for
                                                                             Sale of
                                                            Actual    Preferred Securities
                                                            ------    --------------------
                                                                (Dollars in Thousands)
INDEBTEDNESS:

    FHLB Advances .....................................    $13,000           $13,000

  Guaranteed preferred beneficial interests in the
    Company's subordinated debt (1)....................         --            10,000

SHAREHOLDERS' EQUITY:

  Preferred Stock $.01 par value, 5,000,000 shares
       authorized, none issued.........................         --                --
  Common Stock $0.01 par value - 10,000,000
   shares authorized; 1,380,977 outstanding............         14                14

  Surplus..............................................     10,496            10,496
  Unrealized loss on securities available for sale,
    net of income taxes................................       (411)             (411)
  Retained Earnings....................................     13,036            13,036
                                                          --------          --------
      Total Stockholders' equity.......................     23,135            23,135
                                                          --------          --------
  Total Capitalization.................................   $ 36,135          $ 46,135
                                                          ========          ========

COMPANY CAPITAL RATIOS(2):

  Equity to total assets...............................       7.22%             7.02%

  Tier 1 risk-based capital ratio(3)...................      15.10             20.14

  Total risk-based capital ratio.......................      16.15             21.19

  Leverage ratio (4)...................................       7.38              9.77


------------------------
    (1)Preferred  Securities  representing  beneficial interests in an aggregate principal amount of $10,000,000 of the ____% Junior Subordinated Debentures of the Company. The Junior Subordinated Debentures will mature on ____________, 2027.
    (2)The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.
    (3)Federal Reserve guidelines for calculation of Tier 1 capital limit the amount of cumulative preferred stock which can be included in Tier 1 capital to 25% of total Tier 1 capital.
    (4)The leverage ratio is Tier 1 capital divided by the average total assets less intangibles.

                              ACCOUNTING TREATMENT

       For financial reporting purposes, the Issuer Trust will be treated as a subsidiary of the Company and, accordingly, the accounts of the Issuer Trust will be included in the consolidated financial statements of the Company. The Preferred Securities will be included in the consolidated statement of financial condition of the Company and appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to the consolidated financial statements of the Company. For financial reporting purposes, Distributions on the Preferred Securities will be recorded in the consolidated statements of income of the Company.

                       DESCRIPTION OF PREFERRED SECURITIES

       Pursuant to the terms of the Trust Agreement for the Issuer Trust, the Issuer Trustees on behalf of the Issuer Trust will issue the Preferred Securities and the Common Securities. The Preferred Securities will represent preferred undivided beneficial interests in the assets of the Issuer Trust and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. This summary of certain provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms. Wherever particular defined terms of the Trust Agreement are referred to herein, such defined terms are incorporated herein by reference. A copy of the form of the Trust Agreement is available upon request from the Issuer Trustees.

General

         The Preferred Securities will be limited to $10,000,000 aggregate Liquidation Amount outstanding (which amount may be increased by up to $1,000,000 aggregate liquidation amount of Preferred Securities for exercise of the Underwriter's over-allotment option). See "Underwriting." The Preferred
Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities except as described under "-- Subordination of Common Securities." The Junior Subordinated Debentures will be registered in the name of the Issuer Trust and held by the Property Trustee in trust for the benefit of the holders of the Preferred Securities and Common Securities. The Guarantee will be a guarantee on a subordinated basis with respect to the Preferred Securities but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when the Issuer Trust does not have funds on hand available to make such payments. See "Description of Guarantee."

Distributions

       The Preferred Securities represent preferred undivided beneficial interests in the assets of the Issuer Trust, and Distributions on each Preferred Security will be payable at the annual rate of ____% of the stated Liquidation Amount of $10, payable quarterly in arrears on the 15th day of January, April, July and October of each year (each a "Distribution Date"), to the holders of the Preferred Securities at the close of business on the 1st day of January, April, July and October (whether or not a Business Day (as defined below)) next preceding the relevant Distribution Date. Distributions on the Preferred Securities will be cumulative. Distributions will accumulate from ____________, 1997. The first Distribution Date for the Preferred Securities will be ____________, 1997. The amount of Distributions payable for any period less than a full Distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. If any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (without any additional Distributions or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable.

       So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Junior Subordinated Indenture to defer the

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution

*       Registration Fees....................................        $2,600
*       Legal Services (including Underwriter's counsel).....       175,000
*       Printing and Engraving...............................        25,000
*       Nasdaq Listing Fees..................................        10,600
*       Accounting Fees......................................        35,000
*       Trustee Fees and Expenses............................        20,000
*       Blue Sky Fees and Expenses...........................         5,000
*       Miscellaneous........................................         6,800
                                                                    -------
*       TOTAL................................................      $280,000
                                                                    =======
Item 15.       Indemnification of Directors and Officers.

        Section 1741 of the Pennsylvania Business Corporation Law provides that an officer, director, employee or agent may be indemnified by the Company from and against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or contemplated proceedings (other than an action by or in the right of the Company) if such person acted in good faith and in a manner that such person reasonably believes to be in, or not opposed to, the best interests of the Company.

        Provisions regarding indemnification of directors, officers, employees or agents of the Company are contained in Article 9 of the Company's Articles of Incorporation.

        Under a directors' and officers' liability insurance policy, directors and officers of the Company are insured against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

Item 16.       Exhibits:

               The exhibits filed as part of this Registration Statement are as follows:

               1.1    Form of Underwriting Agreement. *
               3.1    Articles of Incorporation of Fidelity Bancorp, Inc. **
               3.2    Bylaws of Fidelity Bancorp, Inc. **
               4.1    Form of Junior Subordinated Indenture.
               4.2    Form of Junior Subordinated Debenture Certificate.
               4.3    Form of Trust Agreement.
               4.4    Form of Amended and Restated Trust Agreement.
               4.5    Form of Preferred Security.
               4.6    Form of Guarantee.
               5.1    Opinion of Richards, Layton & Finger.*
               5.2    Opinion of Malizia, Spidi, Sloane, & Fisch, P.C.*
               8.1    Tax Opinion of Malizia, Spidi, Sloane, & Fisch, P.C.*
              10.1    Employment Agreement with William L. Windisch. ***
              10.2    Employee Stock Ownership Plan, as amended. **

              10.3    Employee Stock Compensation Program.**
              23.1    Consent of KPMG Peat Marwick LLP.
              23.2    Consent of Richards, Layton & Finger (included in
                        Exhibit 5.1).
              23.3    Consent of Malizia, Spidi, Sloane & Fisch, P.C.
                        (included in Exhibit 5.2).
              24.1    Power of Attorney
              25.1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Bankers Trust Company, as trustee under the Junior Subordinated Indenture, the Amended and Restated Trust Agreement and the Guarantee Agreement relating to FB Capital Trust. *

-------------------
*       To be filed by amendment
** Incorporated by reference to the registrant's Registration Statement on Form S-4, file no. 33-55384.
*** Incorporated by reference to registrant's Annual Report on Form 10-KSB for the year ended September 30, 1996 filed with the Securities and Exchange Commission on December 23, 1996.

Item 17. Undertakings

        Each of the undersigned Registrants hereby undertake:

        (1) That, for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania, as of April 3, 1997.

                             FIDELITY BANCORP, INC.

                     By:     /s/William L. Windisch
                             ---------------------------------------------------
                             William L. Windisch
                             President and Chief Executive Officer
                             (Duly Authorized Representative)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated as of April 3, 1997.



/s/William L. Windisch                   /s/Richard G. Spencer
-------------------------------------    ---------------------------------------
William L. Windisch                      Richard G. Spencer
President and Chief Executive Officer    Vice President and Treasurer (Principal
(Principal Executive Officer)            Financial and Accounting Officer)

/s/John R. Gales                         /s/Robert F. Kastelic
-------------------------------------    ---------------------------------------
John R. Gales                            Robert F. Kastelic
Director                                 Director

/s/Oliver D. Keefer                      /s/Charles E. Nettrour
-------------------------------------    ---------------------------------------
Oliver D. Keefer                         Charles E. Nettrour
Director                                 Director

                                         /s/Joanne Ross Wilder
                                         ---------------------------------------
                                         Joanne Ross Wilder
                                         Director

                                    SIGNATURE

            Pursuant to the requirements of the Securities Act of 1933, as amended, the Issuer Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania, as of April 3, 1997.

                                    FB CAPITAL TRUST

                                    By:  FIDELITY BANCORP, INC.
                                           as Depositor



                                    By:  /s/William L. Windisch
                                         ---------------------------------------
                                          William L. Windisch
                                          President and Chief Executive Officer

      As filed with the Securities and Exchange Commission on April 3, 1997

                                        Registration Nos.   333-            -01
                                                            333-

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   EXHIBITS TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                                FB CAPITAL TRUST
                             FIDELITY BANCORP, INC.
           ----------------------------------------------------------
           (Exact Name of Registrants as Specified in their Charters)

          Delaware                                                                Requested
         Pennsylvania                           6035                              25-1705405
---------------------------------     ---------------------------             --------------------
(States or Other Jurisdictions        (Primary Standard Industry                  (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)             Identification Nos.)

               1009 Perry Highway, Pittsburgh, Pennsylvania 15237
                                 (412) 367-3300
    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrants' Principal Executive Offices)

                             Mr. William L. Windisch
                      President and Chief Executive Officer
                             Fidelity Bancorp, Inc.
               1009 Perry Highway, Pittsburgh, Pennsylvania 15237
                                 (412) 367-3300
--------------------------------------------------------------------------------
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                  Please send copies of all communications to:
      Samuel J. Malizia, Esq.                 Ronald H. Janis, Esq.
      John J. Spidi, Esq.                     PITNEY, HARDIN, KIPP & SZUCH
      MALIZIA, SPIDI, SLOANE & FISCH, P.C.    P.O. Box 1945
      1301 K Street, N.W, Suite 700 East      Morristown, New Jersey 07962-1945
      Washington, D.C.  20005

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   As soon as practicable after this registration statement becomes effective.


                          INDEX TO EXHIBITS TO FORM S-2

               1.1    Form of Underwriting Agreement. *
               3.1    Articles of Incorporation of Fidelity Bancorp, Inc. **
               3.2    Bylaws of Fidelity Bancorp, Inc. **
               4.1    Form of Junior Subordinated Indenture.
               4.2    Form of Junior Subordinated Debenture Certificate.
               4.3    Form of Trust Agreement.
               4.4    Form of Amended and Restated Trust Agreement.
               4.5    Form of Preferred Security.
               4.6    Form of Guarantee.
               5.1    Opinion of Richards, Layton & Finger.*
               5.2    Opinion of Malizia, Spidi, Sloane, & Fisch, P.C.*
               8.1    Tax Opinion of Malizia, Spidi, Sloane, & Fisch, P.C.*
               10.1   Employment Agreement with William L. Windisch. ***
               10.2   Employee Stock Ownership Plan, as amended.**
               10.3   Employee Stock Compensation Program.**
               23.1   Consent of KPMG Peat Marwick LLP.
               23.2   Consent of Richards, Layton & Finger  (included in Exhibit 5.1).
               23.3   Consent of Malizia, Spidi, Sloane & Fisch, P.C. (included in Exhibit 5.2).
               24.1   Power of Attorney
               25.1   Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
                      Bankers Trust Company, as trustee under the Junior Subordinated Indenture, the
                      Amended and Restated Trust Agreement and the Guarantee Agreement relating to FB Capital Trust. *


--------------------
*    To be filed by amendment.
** Incorporated by reference to the registrant's Registration Statement on Form S-4, file no. 33- 55384.
*** Incorporated by reference to registrant's Annual Report on Form 10-KSB for the year ended September 30, 1996, filed with the Securities and Exchange Commission on December 23, 1996.